370 Markets, LLC d/b/a Rares Markets

8545 W. Warm Springs Road, Ste A4 #192

Las Vegas, NV 89113

March 22, 2021

Katherine Bagley

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington DC 20549

Re:370 Markets LLC

Offering Statement on Form 1-A

File No. 024-11383

Dear Ms. Bagley:

370 Markets, LLC d/b/a Rares Markets (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") issue a qualification order for the above-referenced Offering Statement on Form 1-A, so that it may be qualified by 4:00 p.m., Eastern Time on Wednesday, March 24, 2021, or as soon thereafter as is practicable.

Based upon a telephone call from you to our counsel, we understand that the Commission has completed its review.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel Kendall Almerico at (813) 309-6258. Thank you in advance for your assistance.

Respectfully Submitted,

/s/ Gerome Sapp

Gerome Sapp

Chief Executive Officer

370 Markets LLC